UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

The9 Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

88337K104

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: 88337K104

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jun Zhu
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)

SOLE VOTING POWER

7,837,334 ordinary shares, consisting of (i) 6,237,334 ordinary shares held through Incsight Limited, a British Virgin Islands company 100% owned by Jun Zhu, and (ii) 1,600,000 ordinary shares that may be purchased through exercising the options held by Jun Zhu

(6) SHARED VOTING POWER 0(1)
(7)

SOLE DISPOSITIVE POWER

7,837,334 ordinary shares, consisting of (i) 6,237,334 ordinary shares held through Incsight Limited, a British Virgin Islands company 100% owned by Jun Zhu, and (ii) 1,600,000 ordinary shares that may be purchased through exercising the options held by Jun Zhu

(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,837,334 ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.8%
(12)	TYPE OF REPORTING PERSON* IN

(1)	On November 26, 2004, Incsight Limited and Bosma Limited entered into a voting agreement with respect to the election of the board of directors of the Issuer. However, ordinary shares held by Bosma Limited are not included for purposes of calculating beneficial ownership of Incsight Limited or Jun Zhu.

CUSIP NO.: 88337K104

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Incsight Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 6,237,334 ordinary shares
(6) SHARED VOTING POWER 0 (1)
(7) SOLE DISPOSITIVE POWER 6,237,334 ordinary shares
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,237,334 ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.7%
(12)	TYPE OF REPORTING PERSON* CO

(1)	On November 26, 2004, Incsight Limited and Bosma Limited entered into a voting agreement with respect to the election of the board of directors of the Issuer. However, ordinary shares held by Bosma Limited are not included for purposes of calculating beneficial ownership of Incsight Limited.

Item 1(a).	Name of Issuer:

The9 Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Building No. 3, 690 Bibo Road

Zhangjiang Hi-Tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

Item 2(a).	Name of Person Filing:

Jun Zhu

Incsight Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Jun Zhu

Building No. 3, 690 Bibo Road

Zhangjiang Hi-Tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

Incsight Limited

c/o Jun Zhu

Building No. 3, 690 Bibo Road

Zhangjiang Hi-Tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

Item 2(c).	Citizenship:

Jun Zhu — Republic of Singapore

Incsight Limited — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value US$0.01 per share

Item 2(e).	CUSIP Number:

88337K104

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not Applicable.

Item 4	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by the Reporting Persons is provided as of December 31, 2013:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Jun Zhu	7,837,334	25.8%	7,837,334	0	7,837,334	0
Incsight Limited	6,237,334	21.7%	6,237,334	0	6,237,334	0

Incsight Limited, a British Virgin Islands company, is the record owner of 6,237,334 ordinary shares of the Issuer. Jun Zhu is the sole owner and director of Incsight Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Jun Zhu may be deemed to beneficially own all of the shares held by Incsight Limited. In addition, Jun Zhu may be deemed to beneficially own 1,600,000 ordinary shares that may be purchased through exercising the options held by him within 60 days after December 31, 2013.

The Issuer had 28,783,929 ordinary shares outstanding as of December 31, 2013.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2014

Jun Zhu	/s/ Jun Zhu
Jun Zhu

	By:	/s/ Jun Zhu
	Name:	Jun Zhu
Incsight Limited	Title:	Director

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement